YIGAL ARNON & CO.
                              ADVOCATES AND NOTARY

                              TEL AVIV     April 2, 2009
                              Ref.         8492

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549-7010
U.S.A.

     Re:  ORGANITECH USA INC.
          FORM 10-KSB
          FILED FEBRUARY 28, 2008
          FILE NO. 000-22151

Dear Mr. Reynolds:

     On behalf of Organitech USA Inc., an Israeli Company (the "Company"), set forth below are the Company's responses to the comments of the staff of the Division of Corporation Finance (the "Staff") transmitted by letter dated December 30, 2008 (the "Comment Letter"), in relation to the Company's above referenced Form 10-KSB (the "Original Filing"). In connection with these responses the Company has filed with the Commission an amendment to the Original Filing on Form 10-K/A (the "Form 10-K/A") and amendments to each of the Quarterly Reports on Form 10-Q as referenced in the applicable responses.

     For the convenience of the Staff, we have restated in this letter, each of the comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the comments in the Comment Letter.

FORM 10-KSB

ITEM 8A(T) CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES, PAGE 28

     1. WE NOTE YOUR STATEMENT THAT A "CONTROL SYSTEM CANNOT PROVIDE ABSOLUTE ASSURANCE, HOWEVER, THAT THE OBJECTIVES OF THE INTERNAL CONTROL SYSTEM ARE MET." PLEASE REVISE TO STATE CLEARLY, IF TRUE, THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE DESIGNED TO PROVIDE REASONABLE ASSURANCE OF ACHIEVING THEIR OBJECTIVES AND THAT YOUR PRINCIPAL EXECUTIVE OFFICE AND PRINCIPAL FINANCIAL OFFICER CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE AT THAT REASONABLE ASSURANCE LEVEL. IN THE ALTERNATIVE, YOU MAY REMOVE REFERENCES TO THE LEVEL OF ASSURANCE OF YOUR DISCLOSURE CONTROLS AND PROCEDURES. SIMILAR DEFICIENCIES WERE NOTED IN YOUR QUARTERLY REPORTS FOR THE PERIODS ENDED MARCH 31, 2008, JUNE 30, 2008 AND SEPTEMBER 30, 2008. PLEASE REFER TO SECTION II.F.4 OF MANAGEMENT'S REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND CERTIFICATION OF DISCLOSURE IN EXCHANGE ACT PERIODIC REPORTS, SEC RELEASE NO. 33-8238, AVAILABLE ON OUR WEBSITE AT http://www.sec.gov/rules/final/33-8238.htm.


TEL AVIV:    1 Azrieli Center, Tel Aviv 67021     Tel. (+972) 3-608-7777
JERUSALEM:   31 Hillel Street, Jerusalem 94581    Tel. (+972) 2-623-9239

                        Fax. (+972) 3-608-7724
                        Fax. (+972) 2-623-9233

                    www.arnon.co.il     info@arnon.co.il

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YIGAL ARNON & CO

     RESPONSE: In response to the Staff's comment, in the Form 10-K/A, the Company has deleted the referenced language and included a statement regarding effectiveness at the reasonable assurance level. The quarterly reports for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008 (the "Revised Quarterly Reports on Forms 10-Q") have been likewise amended.

     2. IN CONNECTION WITH THE COMMENTS ISSUED HEREIN, PLEASE TELL US HOW THE DEFICIENCIES IN YOUR FILING IMPACTED YOUR CONCLUSION REGARDING THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES AS OF DECEMBER 31, 2007 AND IN THE SUBSEQUENT QUARTERLY PERIODS. YOUR RESPONSE SHOULD INCLUDE A DETAILED DISCUSSION OF THE FACTORS CONSIDERED IN REACHING YOUR CONCLUSION. IF YOU CONCLUDE THAT DISCLOSURE CONTROLS AND PROCEDURES WERE NOT EFFECTIVE, PLEASE DISCLOSE THE REMEDIATION PLANS THAT HAVE BEEN OR WILL BE ENACTED.

     RESPONSE: The Company acknowledges the Staff's comment, and the Company's management has further reviewed its disclosure controls and procedures, and has revised the Form 10-K/A to restate its conclusions regarding the effectiveness of its disclosure controls and procedures, and concludes that those disclosure controls and procedures were not effective due to material weaknesses in internal control over financial reporting referenced in the applicable report. The Form 10-K/A accordingly includes remediation plans to be enacted. The Revised Quarterly Reports on Forms 10-Q have also been amended to reflect this conclusion by management regarding its disclosure controls and procedures.

PART III

ITEM 9 DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     3. WE WERE UNABLE TO LOCATE THE DISCLOSURE CONTEMPLATED BY ITEM 407(D)(4)-(5) OF REGULATION S-B, PLEASE ADVISE .

     RESPONSE: In response to the Staff's comment, in the Form 10-K/A, the Company has included information relating to its audit committee, and financial expert in its Form 10K/A.


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YIGAL ARNON & CO

ITEM 10 EXECUTIVE COMPENSATION

     4. YOUR ITEM 10 EXECUTIVE COMPENSATION DISCLOSURE DOES NOT APPEAR TO FULLY REFLECT THE REVISED REQUIREMENTS ASSOCIATED WITH ITEM 302 OF REGULATION S-B. FOR EXAMPLE, YOU DO NOT INCLUDE A TOTAL COMPENSATION COLUMN FOR YOUR SUMMARY COMPENSATION TABLE NOR DO YOU DISCLOSE THE TERMS OF PENSION PLANS PROVIDED TO EXECUTIVES AS REFERENCED THROUGHOUT THIS SECTION. IN FUTURE FILINGS PLEASE ENSURE THAT YOU HAVE PROVIDED DISCLOSURE RESPONSIVE TO ITEM 402 OF REGULATION S-K.

     RESPONSE: The Company acknowledges the Staff's comment and will revise its future filings to provide disclosure responsive to Item 402 of Regulation S-K.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, F-3

     5. WE NOTE THE FOLLOWING DEFICIENCY IN THE AUDIT REPORT ISSUED BY KOST FORER GABBAY & KASIERER ON YOUR FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007: THE SECOND PARAGRAPH OF THEIR REPORT MAKES REFERENCE TO THE "AUDITING" STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD IN PLACE OF THE "STANDARDS" OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD. REFER TO PCAOB AUDITING STANDARD 1. PLEASE ADVISE YOUR INDEPENDENT ACCOUNTANT TO REVISE THEIR REPORT TO ADDRESS THIS DEFICIENCY. PLEASE NOTE THAT YOU MUST AMEND ON FORM 10-K/A VERSUS FORM 10-KSB/A AND COMPLY WITH ALL THE RELATED DISCLOSURE REQUIREMENTS (SEE SEC RELEASE 33-8876 WHICH BECAME EFFECTIVE ON FEBRUARY 4,
2009).

     RESPONSE: In response to the Staff's comment, the Company has included in the Form 10-K/A a revised report from its registered public accounting firm which corrects the mistaken reference.

EXHIBIT 31.1 AND 31.2 - SECTION 302 CERTIFICATIONS

     6. WE NOTE THAT YOUR SECTION 302 CERTIFICATIONS DO NOT COMPLY WITH THE LANGUAGE REQUIRED BY ITEM 601(31) OF REGULATION S-K AS THE HEAD NOTE TO PARAGRAPH 4 DOES NOT INCLUDE A REFERENCE TO INTERNAL CONTROL OVER FINANCIAL REPORTING (AS DEFINED IN EXCHANGE ACT RULES 13A-15(F) AND 15D-15(F). WE ALSO NOTE SIMILAR DEFICIENCIES IN THE SECTION 302 CERTIFICATIONS FILED WITH YOUR QUARTERLY REPORTS FOR THE PERIODS ENDED MARCH 31, 2008, JUNE 30, 2008 AND SEPTEMBER 30, 2008. PLEASE REVISE.

     RESPONSE: The Company acknowledges the Staff's comment, and has filed revised 302 certifications for the Form 10-K/A and Revised Quarterly Reports on Form 10-Q.

FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES, PAGE 7


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YIGAL ARNON & CO

     7. WE NOTE YOUR STATEMENT THAT YOU MAY NOT HAVE SUFFICIENT CASH TO SATISFY YOUR OPERATIONAL AND DEVELOPMENT REQUIREMENTS OVER THE NEXT TWELVE MONTHS. PLEASE REVISE TO DISCUSS YOUR PLAN FOR MANAGING THE POTENTIAL SHORT-FALL IN YOUR CASH POSITION INCLUDING IDENTIFYING AND GENERATING NEW SOURCES OF CAPITAL (E.G. SALE OF COMMON STOCK, ISSUANCE OF DEBT, NEW CUSTOMER CONTRACTS, ETC.). PLEASE DISCLOSE HOW YOU INTEND TO MEET BOTH KNOWN AND REASONABLY-LIKELY COMMITMENTS FOR FUTURE CASH OUTLAYS (E.G. REPAYMENT OF THE $357,500 CONVERTIBLE LOAN PRESENTED AS A CURRENT LIABILITY) AND THE EFFECT THAT YOUR LIQUIDITY CONCERNS WILL HAVE ON PROJECTS THAT ARE CURRENTLY IN PROCESS. YOUR REVISED DISCLOSURE SHOULD ALSO ADDRESS ANY KNOWN TRENDS AND UNCERTAINTIES THAT ARE EXPECTED TO MATERIALLY AFFECT YOUR LIQUIDITY POSITION IN BOTH THE CURRENT AND LONG-TERM PERIODS.

     RESPONSE: The Company acknowledges the Staff's comment, and has filed revised disclosure in Amendment No. 1 to Form 10-Q for the period ending September 30, 2008.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING FOR DECEMBER 31, 2007, PAGE 8

     8. WE NOTE THAT YOU HAVE INCLUDED YOUR REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AS OF DECEMBER 31, 2007 IN EACH OF YOUR SUBSEQUENT QUARTERLY FILINGS. AS IT RELATES TO A PRIOR PERIOD, PLEASE TELL US WHY IT IS APPROPRIATE TO CONTINUE TO PRESENT THIS REPORT IN YOUR QUARTERLY FILINGS.

     RESPONSE: The Company acknowledges the Staff's comment, and has revised its report on internal controls over financial reporting in its Revised Quarterly Reports on Forms 10-Q to delete the referenced reports and has included only changes with respect to its internal control over financial reporting pursuant to 308T(b) of Regulation S-K.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE 9

     9. WE NOTE THE REMEDIATION PLANS DISCLOSED IN YOUR DECEMBER 31, 2007 FORM 10-KSB AND YOUR DISCLOSURE THAT YOU ARE "IMPLEMENTING A PLAN INTENDED TO REMEDIATE" YOUR MATERIAL WEAKNESSES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. HOWEVER, THE DISCLOSURES IN EACH OF YOUR SUBSEQUENT QUARTERLY FILINGS INDICATE THAT THERE HAVE BEEN NO CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. PLEASE REVISE OR ADVISE.

     RESPONSE: The Company acknowledges the Staff's comment, and respectfully advises the Staff that its funding situation in fiscal 2008 has limited its ability to remediate all material weaknesses in its internal control over financial reporting. However, the Company has revised its Quarterly Report on Form 10-Q for the period ending September 30, 2008, to describe the limited steps taken in order to remediate its weaknesses in its internal control over financial reporting.


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YIGAL ARNON & CO

     Kindly contact the undersigned at (972)-3-608-7867, if you have any questions or require additional information.

                                              Very truly yours,

                                              /s/ Adrian Daniels
                                              Adrian Daniels



cc:  Heli Ben-Nun, CEO, Organitech USA, Inc.
     Oren Bloch, CFO, Organitech USA, Inc.


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